Victory Funds

15935 La Cantera Parkway

San Antonio, TX 78256

October 22, 2021

FILED VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Jaea Hahn

Re: Victory Funds

Dear Ms. Hahn:

In connection with the review of Post-Effective Amendment No. 193 to the Registration Statement of Victory Portfolios, we are writing to request the U.S. Securities and Exchange Commission's ("Commission") approval pursuant to Rule 485(b)(1)(vii) under the Securities Act of 1933, as amended (the "1933 Act"), for each of the Victory Trivalent International Fund – Core Equity and Victory Trivalent International Small-Cap Fund (each, a "Fund") to amend its registration statement to include environmental, social and governance ("ESG") factors as an investment decision-making component, but not the primary factor, in each Fund's prospectus.

On August 27, 2021, Victory Portfolios (File Nos. 033-08982 and 811-04852) filed pursuant to Rule 485(a) Post-Effective Amendment No. 193 to its 1933 Act registration statement and Amendment No. 194 to its registration statement under the Investment Company Act of 1940, as amended (the "1940 Act") (Accession No. 0001683863-21-004749)("PEA 193" or the "Template filing"). PEA 193 was filed primarily for the purpose of revising the principal investment strategy of the Victory INCORE Total Return Bond Fund to include ESG factors as an investment decision-making component, but not the primary factor, in its principal investment strategy.

The Commission's staff provided comments to PEA 193, to which the registrant responded and will incorporate in a subsequent post-effective amendment, as indicated in correspondence filed via EDGAR on October 19, 2021. The staff has informed the registrant that it has no additional comments to PEA 193.

The registrant represents that: (1) the disclosures with respect to ESG factors in the Template filing will be substantially identical to the disclosure changes that will be made in subsequent filings (the "Replicate filings")1; (2) the Replicate filings will incorporate changes made to the disclosure included in the Template filing to resolve any staff comments thereon; and (3) the Replicate filings will not include any other changes that would otherwise render them ineligible for filing under Rule 485(b).

This letter constitutes the request that the Commission or its staff, in reliance on ADI 2018-02 Template Filing Relief and Rule 485(b)(1)(vii) of the 1933 Act, permit the Funds to rely on the review by the Commission's staff of the Template filing so as to avoid the need to make additional Rule 485(a) filings (hereinafter, "Template Filing Relief"). If the Template Filing Relief is granted by the Commission or its staff, the registrant will file with the Commission pursuant to Rule 485(b) an updated registration statement for each Fund.

As always, we appreciate the staff's input on these matters. We look forward to discussing this matter with the staff at its earliest convenience.

Very truly yours,

/s/ Christopher K. Dyer

Christopher K. Dyer, President

cc:Erin G. Wagner, Victory Capital Management Inc. Leigh A. Wilson, Chair, Victory Funds

Jay G. Baris, Sidley Austin LLP Nathan Greene, Sidley Austin LLP Matthew Kutner, Sidley Austin LLP

1Specifically, Victory Portfolios (File No. 033-08982): (1) Victory Trivalent International Fund – Core Equity (Classes A, C, I, R6 and Y), which was last subject to staff review on January 17, 2017; and (2) Victory Trivalent International Small-Cap Fund (Classes A, C, I, R6 and Y), which was last subject to staff review on June 17, 2014.